Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their

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entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

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The following is a copy of the presentation made by Peter Copestake, Vice President & Treasurer of Manulife Financial Corporation on February 27, 2004 at the Scotia Capital — Corporate Issuer, Investor and Research Conference.

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Scotia Capital - Corporate Issuer, Investor and Research Conference Peter Copestake Vice President and Treasurer February 27, 2004

Forward-Looking Statements/Important Legal Information Forward-Looking Statements The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10- Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise. Important Legal Information This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, with the SEC. John Hancock's stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC and any other documents filed by Manulife or John Hancock with the SEC are available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767). Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's annual report on Form 40-F for the year ended December 31, 2002, its notice of annual meeting and proxy circular for its 2003 annual meeting notice which was filed with the SEC on March 31, 2003, and the definitive proxy statement/prospectus included in the registration statement on Form F-4, as amended, which was filed with the SEC on January 5, 2004. Additional information regarding the interests of potential participants is included in the definitive proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

Agenda MFC/JHF Merger Manulife's Capital Structure and Issuance Programs Why is Manulife a good buy? Closing Remarks

MFC/JHF Merger

Earnings Growth A New Global Insurance Leader Diversification 2nd largest life insurer in North America by market capitalization Brand expansion across global markets Leading market scale and share in every business segment Broad-based product leadership in all core businesses Enhanced distribution breadth and depth via multiple channels Combined investment strengths enhance return opportunities Diversifies product, distribution and geographic reach Diversifies and rebalances risk across all asset classes Clear management structure committed to successful execution Compatible cultures focused on profitability, integrity and service Top-tier financial scale and capital base Ratings/outlooks stable/improved for all companies Projected to be immediately accretive to EPS Revenue synergies and integration savings Scale enables exceptional service at low cost Global Leadership Complementary Fit Management Depth & Expertise Financial Strength

Top Brand Positions in Global Markets 1Funds under management excluding corporate segment in billions as at June 30, 2003. 2MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment. CANADA Assets1 C$54B Earnings2 C$480M ASIA Assets1 C$23B Earnings2 C$377M UNITED STATES Assets1 C$238B Earnings2 C$1,169M REINSURANCE Assets1 C$4B Earnings2 C$184M

UNITED STATES UNITED STATES Product Rank Individual Life 4 Universal Life 1 Variable Life 2 Small Case 401(k) 1 LTC 2 Variable Annuity 8 Fixed Annuity 10 Combination Creates Premier Market Positions CANADA CANADA Product Rank Individual Life1 1 Group Life1 1 Individual Fixed Ann'y 1 Group Health 2 Segregated Funds 2 Group Pensions 4 ASIA ASIA ASIA ASIA Country Rank Country Rank Hong Kong 3 Singapore 8 Vietnam 3 Thailand 11 Philippines 4 Malaysia 12 China 5 Japan 25 Indonesia 5 Taiwan 25 1 Tied with Great-West Life Assurance Company. Sources: Various independent market surveys including LIMRA, Fraser, etc. Data as of 12/31/02.

Demonstrated Strength of Two Superior Marketing Organizations 1997 1998 1999 2000 2001 2002 John Hancock (Total) 0 0.374 0.16 0.444 0.706 0.775 Mars 0 0.333 0.503 1.391 0.934 0.961 Industry 0 0.051 0.082 0.179 0.138 0.174 JHF +78% Industry +17% MFC +96% Source: LIMRA US Life Insurance Sales Outperforms Industry in Life Sales

Diversification: Extensive Global Distribution Platform Signator Agents Insurance Brokerage Bank Fixed Annuity Broker/Dealer Variable Annuity Broker/Dealer Mutual Funds 401(k) LTC Brokerage Stock Brokerage MGAs Independent Financial Advisors Career Agents MFC JHF Channel Strength COMBINED Canada United States Asia None Modest Strong

Diversification Broad Product Breadth MFC JHF Product Strength COMBINED Individual Universal Life Individual Variable Life LTC Fixed Annuity Variable Annuity Mutual Funds 401(k) Signature Notes 529 College Savings Plans Protection Wealth Management None Modest Strong United States Canada

Broad Base of Diversified Earnings1 Individual Wealth Mgmt 1MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment. Life 41 GLH 4 IWM 23 Pens & Inv Mgt 4 reins 0 GSFP 16 LTC 13 Combined1 Individual Life 61% 7% 11% 8% 13% Group Life & Health Group Pensions Reinsurance 41% 22% 13% 16% 1st Qtr Ind. Insurance 54 Group 6 Ind. Wealth Mgmt. 16 Group Pensions 7 reins 8 gsfp 8 LTC 4 Manulife1 John Hancock1 Individual Life LTC G&SFP Individual Wealth Mgmt Group Life & Health 4% Individual Life LTC G&SFP Individual Wealth Mgmt Group Life & Health 54% 6% 8% 4% 6% Reinsurance Group Pensions & Inv Mgmt 7% 15% Inv Mgmt 4%

US 53 Canada 22 Asia 17 Other 8 U.S. 34 Canada 27 Asia 26 Other 13 U.S. 87 Canada 12 Asia 1 Other 13 Diversified Earnings from Multiple Geographies Other 13% Asia 1% U.S. 34% Canada 27% Asia 26% U.S. 87% Canada 12% Other 8% U.S. 53% Canada 22% Asia 17% Combined1 Manulife1 John Hancock1 1MFC 2002 CGAAP shareholders' net income excluding corporate segment; JHF USGAAP 2002 net income excluding corporate segment.

Bonds AAA/AA/A $34.0 46% $32.6 33% 38% 45% BBB 6.6 9 32.2 32 22 21 BB & lower 1.7 2 7.8 8 5 6 Mortgages 9.5 13 16.9 17 15 11 Total Fixed Income 51.8 70 89.5 90 81 83 Equities 6.7 9 1.5 2 5 5 Real Estate 3.8 5 0.4 0 2 1 Other 11.6 16 9.9 8 12 11 Total $73.9 100% $101.3 100% 100% 100% Diversified Asset Mix As at June 30, 2003. 1 Source: American Council of Life Insurers C$B % C$B % Manulife John Hancock Combined Industry Average % %

Projected Immediate Earnings Accretion Note: Uses a 1.3677 CAD/USD foreign exchange rate. 1. Assumes transaction closes on April 1, 2004. 2. Estimates based on current I/B/E/S consensus for MFC and JHF; assumed to be based on a fully diluted share base. 2004E1 2005E C$M 3 Assumes C$3.0 billion used for share buyback, based on MFC's 22 day average trading price. 4. Excludes one time charges. JHF = 9 months Manulife Shareholders' Net Income2 $1,676 $1,894 JHF net operating income2 991 1,446 Investment gains and losses (127) (138) Other purchase and CGAAP adjustments (61) (18) Combined Net Income $2,479 $3,184 Expense synergies 91 182 One time costs (89) 0 Yield forgone on buyback3 (108) (143) Consolidated Net Income $2,373 $3,223 Fully diluted shares outstanding (M) 669 736 EPS ($) I/B/E/S consensus $3.60 $4.06 Projected EPS4 $3.68 $4.38 Accretion 2.4% 7.8% ROE 12.7% 13.2%

Significant Cost Savings Expected run-rate cost savings of C$350 million pre-tax achieved by 2006 - Approximately 10% of combined operating expenses Sources of cost savings: IT savings Integrate duplicate distribution channels Attrition and other personnel savings Duplicate management 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr 2004 140 27.4 90 20.4 2005 280 38.6 34.6 31.6 2006 350 46.9 45 43.9 2004 2005 2006 C$140 C$280 C$350 Expected Run-Rate Cost Savings (Pre-Tax) (C$M)

Strong Capital Base to Fuel Growth

		Target	Post Transaction
BALANCE SHEET			
Total projected general account assets[1]			C$193.8B
Total projected equity[1]			C$20.6B
Goodwill from transaction			C$7.3B
OPERATING COMPANY CAPITAL RATIO			
MCCSR	MLI	180% - 200%	200%+
RBC	JHLI	300% - 325%	300%-325%
LEVERAGE & COVERAGE			
Consolidated leverage[2]	MFC	25% - 35%	<25%
Fixed charge coverage	MFC	8.0+	10.0+
FINANCIAL STRENGTH RATINGS		MOODY'S	S&P
MLI & Manulife USA		Aa2	AA+
JHLI		Aa3	AA

[1] Total general account assets post share buyback.
[2] Debt & Hybrids as a % of total capital.

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Manulife Financial

MFC's Proven Track Record ROE Expansion '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 ROE 7 9.6 11.4 12.4 13.6 12.9 14 16.1 15.1 16.2 17.7 Revenue growth Economies of scale Capital management Strong growth in higher margin/higher return markets %

Exceptional Fit for Both Organizations A leading company with enhanced scale and diversity Rebalance Risk Profile Diversify Earnings Greater US Brand Awareness Diversify Products Expand Distribution Leadership in US, Canada and Asia Expand Distribution Build in Growth Markets Expand Scale Expand Scale

Manulife's Capital Structure and Issuance Programs

CP Program (MLI) Manulife Financial Canadian Financing Programs Manulife Bank Programs Authorized Limit: C$5 Billion Securities: Common, Preferred Share, Senior debt & Sub-debt Issued: C$350 Million MFC Preferred Shares Authorized Limit: C$1.5 Billion Issued: None BDNs outstanding: C$750 million FRNs outstanding: C$100 million MTNs outstanding: C$200 million Board Limit: C$1 Billion Outstanding: None Shelf Prospectus (MFC & MLI) MTN Program (MLI)

Manulife B/S Capital Position (as at December 31, 2003) CDE O/S Common Equity $ 8,832 million Par Equity $ 82 million Minority Interest $ 37 million Soft Retractable non-cumulative preferred shares $ 344 million MaCS A due Dec 31, 2051 $ 60 million MaCS B due June 30, 2012 $ 940 million 5.70% CAD Sub-debt due Feb 16, 2006/11 $ 250 million 6.24% CAD Sub-debt due Feb 16, 2011/16 $ 550 million US Financing: 8 3/8% USD TruPs due Feb 1, 2027 $ 650 million 7 7/8% USD Sub-debt due Apr 15, 2005 $ 323 million Total Balance Sheet Capital $12,068 million

Why is Manulife a good buy?

Why Manulife Financial ? Manulife is Different Superior Credit Ratings Capital Strength and Strong Balance Sheet Earnings Consistency "Scarce Issuer" - Limited Supply

Canadian Subordinated Debt Ratings Only major Canadian financial institution to be upgraded by Moody's during the past 6 years Strong Credit Ratings

Manulife Financial - Capital Strength Equity* * Consisting of total equity post-1999 demutualization and policyholder surplus in prior years 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 Equity 2.8 3.1 3.5 4.3 5.1 6 6.5 7.2 8.3 8.7 9.3 10yr CAGR 13%

Manulife Financial-Earnings Consistency Net Income 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 Net income 187 281 481 503 743 710 874 1075 1159 1378 1546 10yr CAGR 24%

Life Insurance Earnings Less Volatile Than Bank Earnings "Sticky" longer-term products Profits emerge over product "lifetime" Retirement savings products tend not to be redeemed in volatile markets Liquid, investment-grade assets vs. commercial loans Higher quality Better duration matching Less exposure to swings in capital markets activity Fee income from funds under management Surplus Gains/losses from equities deferred and amortized Many of our products have flow-through risk like variable products Reduces investment risk for Lifeco

Manulife Financial - CGAAP Insurance Accounting Reserves are established based on CGAAP and CIA Actuarial Principles and Standards and reflect the expected plus margin for adverse deviation Release of reserves and provisions is based on principles prescribed under CGAAP and Actuarial Practice Margin release is based on release from risk principle The objective of the Principles is to ensure that Insurance Companies establish adequate reserves to meet their obligations, which tend to be long-term

"Scarce Issuer"- Limited Supply and High Quality Credit Drives Demand MLI 6.24% 02/11 vs GoC 6.00% 06/11 RY 6.3% 04/11 vs GoC 6.00% 06/11 Secondary Levels RY vs MLI Manulife trades through the "Best Banks" !

Closing Remarks: "Manulife is in a new tier of investment quality - between the best banks and Government"

Question and Answer Session